UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                               Marshall S. Geller
                        St. Cloud Capital Partners, L.P.
                      10866 Wilshire Boulevard, Suite 1450
                          Los Angeles, California 90024
                                 (310) 475-2700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 11, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. )

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             St. Cloud Capital Partners, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
             (a)
             (b) X
--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF
SHARES                          2,238,333*
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8    SHARED V*OTING POWER
EACH
REPORTING                       2,238,333*
PERSON                     -----------------------------------------------------
WITH                       9    SOLE DISPOSITIVE POWER

                                2,238,333*
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                2,238,333*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,238,333*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.65%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IV, PN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 5,064,878 shares of the Company's Common Stock outstanding as of January 12, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. )

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SCGP, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
             (a)
             (b) X
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

             X
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
NUMBER OF
SHARES                           0*
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8     SHARED VOTING POWER
EACH
REPORTING                        2,238,333*
PERSON                     -----------------------------------------------------
WITH                       9     SOLE DISPOSITIVE POWER

                                 0*
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 2,238,333*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,238,333*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.65%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 5,064,878 shares of the Company's Common Stock outstanding as of January 12, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. )

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             St. Cloud Capital, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a)
             (b) X
--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF
SHARES                          0*
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 8      SHARED VOTING POWER
EACH
REPORTING                       2,238,333*
PERSON                   -------------------------------------------------------
WITH                     9      SOLE DISPOSITIVE POWER

                                0*
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,238,333*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,238,333*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.65%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 5,064,878 shares of the Company's Common Stock outstanding as of January 12, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. )

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Marshall S. Geller
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a)
             (b) X

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

             X
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
NUMBER OF
SHARES                           0*
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 8       SHARED VOTING POWER
EACH
REPORTING                        2,238,333*
PERSON                   -------------------------------------------------------
WITH                     9       SOLE DISPOSITIVE POWER

                                 0*
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 2,238,333*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,238,333*
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.65%**
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 5,064,878 shares of the Company's Common Stock outstanding as of January 12, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. )


Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 875 N. Michigan Avenue, Suite 1560, Chicago, Illinois 60611.

Item 2. Identity and Background

(a) This statement is being filed by the following persons:

St. Cloud Capital Partners, L.P., a Delaware limited partnership ("St. Cloud Partners"), SCGP, LLC, a Delaware limited liability company ("SCGP"), St. Cloud Capital, LLC, a California limited liability company ("St. Cloud Capital") and Marshall S. Geller, an individual ("Mr. Geller" and collectively with St. Cloud Partners, SCGP and St. Cloud Capital, the "Reporting Persons").

(b) The address of the principal business of each of the Reporting Persons is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller is a venture capitalist.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On January 11, 2006, St. Cloud Partners, entered into that certain Securities Purchase Agreement (the "Purchase Agreement"), by and among the Company, St. Cloud Partners and the additional purchasers named therein (collectively, with St. Cloud Partners, the "Purchasers," and such Purchasers excluding St. Cloud Partners, the "Other Purchasers"). Pursuant to the Purchase Agreement, among other things, St. Cloud Partners purchased (i) 8,500 shares (the "St. Cloud

Shares") of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") at a purchase price of $100.00 per share, (ii) a convertible promissory note of the Company in the aggregate principal amount of $850,000 (the "St. Cloud Note") and (iii) a warrant (the "St. Cloud Warrant") to purchase 255,000 shares of the Company's common stock, par value $0.02 per share (the "Common Stock") for an aggregate purchase price of $1,700,000. The Purchase Agreement, the Company's Certificate of Designation of the Series B Preferred Stock (the "Certificate of Designation"), the St. Cloud Note and the St. Cloud Warrant are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated by reference herein. The funds were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

Item 4. Purpose of Transaction.

St. Cloud Partners acquired the Series B Preferred Stock, the St. Cloud Note and the St. Cloud Warrant for investment purposes. Its investment is subject to the terms of the Purchase Agreement, the Certificate of Designation, the St. Cloud Note, the St. Cloud Warrant and the Registration Rights Agreement, dated as of January 11, 2006, by and among the Company, St. Cloud Partners and the Other Purchasers (the "Registration Rights Agreement"), which are attached hereto as
Exhibit 1 , Exhibit 2 , Exhibit 3 , Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

Pursuant to the terms of the Purchase Agreement, one nominee of St. Cloud Partners reasonably acceptable to the Company is to be elected by the Board of Directors of the Company to fill an existing vacancy on the Board of Directors. Effective January 11, 2006, the Board of Directors elected Marshall S. Geller, the Senior Managing Member of SCGP, LLC, the General Partner of St. Cloud Partners, to fill an existing vacancy on the Board of Directors.

The Series B Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance, into such number of shares of Common Stock as is determined by dividing the Initial Series B Preferred Stock Price of $100.00 by the Series B Conversion Price, which is initially $0.75. Accordingly, the 8,500 shares of Series B Preferred Stock purchased by St. Cloud Partners are initially convertible into a total of 1,133,333 shares of Common Stock. The Series B Conversion Price may be adjusted to reflect subdivisions or combinations of Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company's capital stock. In addition, commencing January 11, 2007, if (A) (x) the closing price of the Common Stock equals or exceeds $1.80 per share for 30 consecutive trading days and the average daily volume during such 30 day trading period exceeds 10,000 shares; or (y) the closing price of the Common Stock equals or exceeds $3.00 per share during such 30 day trading period irrespective of any average daily trading volume, and (B) all of the shares of Common Stock into which the shares of Series B Preferred Stock are convertible are then covered by an effective registration statement permitting the resale of such shares of Common Stock without restrictions, then the Company will have the right to require St. Cloud Partners to convert the Series B Preferred Stock into Common Stock at the then effective Series B Conversion Price.

Each share of Series B Preferred Stock is entitled to receive a dividend thereon at the annual rate of 10% of the Initial Series B Preferred Stock Price payable out of any assets or funds legally available therefore. The dividends are cumulative and accrue, whether or not declared by the Board of Directors of the Company, and are to be paid quarterly in arrears.

The holders of Series B Preferred Stock generally have the right to vote on any matter with the holders of Common Stock on an "as converted" basis and are entitled to certain protective provisions pursuant to which the majority of the Series B Preferred Stock have the right to approve certain actions as further described in the Certificate of Designation.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B Preferred Stock will be entitled to receive, on a pari passu basis with the holders of the Company's Series A Convertible Preferred Stock, par value $0.01 per share, and with any class or series of capital stock of the Company created specifically ranking, by its terms, on parity with the Series B Preferred Stock, and prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock, an amount equal to the Initial Series B Preferred Stock Price then held by them plus all cumulated and unpaid dividends on the Series B Preferred Stock.

The Certificate of Designation also contains a redemption feature which provides that the holders of the Series B Preferred Stock will have the right to have their Series B Preferred Stock redeemed by the Corporation following the death of Mark Goldwasser, the Company's Chief Executive Officer and President, at the Initial Series B Preferred Stock Price plus accrued and unpaid dividends thereon.

The St. Cloud Note bears interest at 11% per annum payable quarterly in arrears, matures five years from the date of issuance and is convertible into shares of Common Stock at St. Cloud Partner's option at $1.00 per share, subject to adjustment in the event of stock splits, dividends, distributions and similar adjustments to our capital stock. In addition, if: (x) (i) the closing price of the Common Stock equals or exceeds $2.00 per share for 10 consecutive trading days and the average daily volume during such 10 day trading period exceeds 10,000 shares; or (ii) the closing price of the Common Stock equals or exceeds $3.00 per share for 10 consecutive trading days irrespective of any average daily trading volume, and (y) all of the shares of Common Stock issuable upon conversion of the St. Cloud Note are then covered by an effective registration statement permitting the resale of such shares of Common Stock without restrictions, the Company will have the right to require the holders to convert the principal and accrued interest under the St. Cloud Note to Common Stock.

The St. Capital Note may be prepaid, at the option of the Company, in whole or in part, at any time at a redemption price of 120% of the principal amount of the Note, together with accrued interest through the date of prepayment. In addition, upon the occurrence of any transaction or series of related transactions resulting in the transfer of 50% or more of the outstanding voting power of the Company or a sale of all or substantially all of the assets of the Company, the St. Capital Note will be automatically due and payable. Also, upon the death of Mr. Goldwasser, St. Cloud Note will have the right to demand prepayment of the St. Capital Note.

Events of default which would cause the St. Cloud Note to accelerate, causing the principal and interest on the St. Cloud Note to become immediately due and payable, include, among other things: (i) the failure by the Company to perform or observe in any material respect any material covenant or agreement of the Company contained in the Purchase Agreement, which remains uncured for a period of five (5) business days from the date the Company is notified of such default;
(ii) any representation or warranty made by the Company under any of the Purchaser Agreement, the Certificate of Designations, the Notes (as defined in
Section 5(a)(1) below), the

Warrants (as defined in Section 5(a)(1) below) and the Registration Rights Agreement was, when made, untrue or misleading, the result of which is reasonably likely to have a material adverse effect; (iii) the failure of the Company to make any payment of principal or interest on the St. Cloud Note when due, whether at maturity, upon acceleration or otherwise and the continuation of such failure for a period of five (5) business days following notice; (iv) there shall have occurred an acceleration of the stated maturity of any indebtedness for borrowed money of the Company (other than the Notes) of One Hundred Thousand United States Dollars ($100,000) or more in aggregate principal amount (which acceleration is not rescinded, annulled or otherwise cured within fifteen (15) business days of receipt by the Company of notice of such acceleration); (v) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company as bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code or any other bankruptcy or insolvency law; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to it under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company and either (i) the Company by any act indicates its approval thereof, consents thereto or acquiescence therein or (ii) such petition application or proceeding is not dismissed within sixty (60) days; or (vi) a final, non-appealable judgment which, in the aggregate with other outstanding final judgments against the Company and its subsidiaries, exceeds Two Hundred Thousand United States Dollars ($200,000) shall be rendered against the Company or a subsidiary and within sixty (60) days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within sixty (60) days after the expiration of such stay, such judgment is not discharged. The St. Cloud Note is attached hereto as Exhibit 3 and is incorporated by reference herein.

The St. Cloud Warrant issued pursuant to the terms of the Purchase Agreement is exerciseable for 255,500 shares of Common Stock, at an exercise price of $1.00 per share (subject to adjustment), on or prior to 5:00 p.m. (Eastern time) on January 11, 2011. The St. Cloud Warrant is attached hereto as Exhibit 4 and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the Series B Convertible Stock, the St. Cloud Note and the St. Cloud Warrant and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) Pursuant to the Purchase Agreement, St. Cloud Partners acquired the St. Cloud Shares, the St. Cloud Note and the St. Cloud Warrant which, as of January 11, 2006, are convertible into and exerciseable for an aggregate of 2,238,333 shares of Common Stock. Assuming conversion of the St. Cloud Shares and the St. Cloud Note and exercise of the St. Cloud Warrant in full, following the issuance of such shares upon such conversion and exercise, based on 5,064,878 shares of Common Stock outstanding on January 12, 2006 (and excluding outstanding options and warrants), such shares constitute approximately 30.65% of the Common Stock outstanding.

Pursuant to the terms and conditions of the Purchase Agreement, the Other Purchasers acquired in the aggregate (i) 1,500 shares of the Series B Convertible Preferred Stock at a purchase price of $100.00 per share (the "Other Purchasers Shares", and, collectively with the St. Cloud Shares, the "Shares"),
(ii) convertible promissory notes in an aggregate amount of $150,000, on the same terms and conditions as the St. Cloud Note (the "Other Purchasers Notes", and, collectively with the St. Cloud Note, the "Notes"), and (iii) warrants to purchase an aggregate of 45,000 shares of Common Stock (the "Other Purchasers Warrants", and collectively with the St. Cloud Warrant, the "Warrants"), on the same terms and conditions as the St. Cloud Warrant. Such Other Purchaser Shares are convertible into an aggregate of 200,000 shares of Common Stock, such Other Purchasers Notes are convertible into an aggregate of 150,000 shares of Common Stock and such Other Purchasers Warrants are exercisable for an aggregate of 45,000 shares of Common Stock. Assuming conversion of the Other Purchasers Notes and exercise of the Other Purchasers Warrants in full, following the issuance of such shares upon such conversion and exercise, based on 5,064,878 shares of Common Stock outstanding on January 12, 2006 (and excluding outstanding options and warrants), such shares constitute approximately 7.23% of the Common Stock outstanding.

The Reporting Persons disclaim membership in a group. Neither the filing of
Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Partners, SCGP, St. Cloud Capital or Mr. Geller are the beneficial owners of the securities described in this paragraph for purposes of
Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the 2,238,333 shares of Common Stock beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(3) St. Cloud Capital provides management services to St. Cloud Partners and investment advice to SCGP and may be deemed to beneficially own the 2,238,333 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities described in Item 5(a)(1) or Item 5(a)(2) above for purposes of
Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(4) In Mr. Geller's capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 2,238,333 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Neither the filing of
Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities described in Item 5(a)(1) or Item 5(a)(2) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming conversion of the St. Cloud Shares and the St. Cloud Note and exercise of the St. Cloud Warrants in full:

(b)(1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 2,238,333 shares of Common Stock.

(b)(2) SCGP, as the general partner of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 2,238,333 shares of Common Stock owned by St. Cloud Partners.

(b)(3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 2,238,333 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(b)(4) Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 2,238,333 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SECURITIES PURCHASE AGREEMENT

In addition to the description of the Purchase Agreement set forth in Items 3 and 4 above, pursuant to the Purchase Agreement, the Company paid St. Cloud Partners a closing fee in the amount of $20,000 and reimbursed St. Cloud Partners for certain fees and expenses incurred by St. Cloud Partners in the amount of approximately $10,000. The Purchase Agreement contains customary representations and warranties and covenants. The Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference herein. The terms and conditions of the Purchase Agreement, the Certificate of Designation, the St. Cloud Note and St. Cloud Warrant issued thereunder, are further described in
Item 4 and Item 5 above and are incorporated by reference herein.

REGISTRATION RIGHTS AGREEMENT

In addition to the description of the Registration Rights Agreement set forth in
Item 4 above, pursuant to the Registration Rights Agreement, at any time after April 11, 2006, the holders of at least a majority in interest of the (i) the shares of Common Stock that are issuable upon conversion of Shares and the Notes and (ii) the shares of Common Stock upon issuable upon exercise of the Warrants (collectively, "Registrable Shares") held by the Purchasers may make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities. The Company is required to prepare and file with the SEC a registration statement within 90 days following the Company's receipt of such demand notice and shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event within 120 days after filing. The Registration Rights Agreement is attached hereto as Exhibit 5 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

              1 Securities Purchase Agreement dated as of January 11, 2006 by and among the Company, St. Cloud Partners and the additional purchasers named therein (incorporated by reference from Exhibit 10.48 to the Company's Current Report on Form 8-K, filed January 18, 2006).

              2 Certificate of Designation of Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on January 11, 2006 (incorporated by reference from Exhibit 3.5 to the Company's Current Report on Form 8-K, filed January 18,
                  2006).

              3 Convertible Promissory Note, dated January 11, 2006 issued by the Company to St. Cloud Partners.

              4 Warrant, dated January 11, 2006 issued by the Company to St. Cloud Partners.

              5 Registration Rights Agreement dated as of January 11, 2006 by and among the Company, St. Cloud Partners and the additional purchasers named therein (incorporated by reference from Exhibit 10.49 to the Company's Current Report on Form 8-K, filed January 18, 2006).

              6 Joint Filing Agreement dated January 23, 2006 by and among St. Cloud Partners, SCGP, St. Cloud Capital and Marshall S. Geller.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2006


                                           St. Cloud Capital Partners, L.P.

                                           By: SCGP, LLC
                                           Its: General Partner

                                           By: /s/ Marshall S. Geller
                                               ------------------------------
                                           Name:   Marshall S. Geller
                                           Title:  Senior Managing Member


                                           SCGP, LLC

                                           By: /s/ Marshall S. Geller
                                               ------------------------------
                                           Name:   Marshall S. Geller
                                           Title:  Senior Managing Member


                                           St. Cloud Capital, LLC

                                           By: /s/ Marshall S. Geller
                                               ------------------------------
                                           Name:   Marshall S. Geller
                                           Title:  Senior Managing Director


                                           /s/ Marshall S. Geller
                                           ----------------------------------
                                           Marshall S. Geller